Filed By Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No: 1-11284
Inco Limited Commission File No 1-1143

in touch
A newsletter for Canadian Retirees of Inco Limited

S P E C I A L    E D I T I O N
Inco and Falconbridge to join forces to become Canadian-based global mining powerhouse
On October 11, 2005, Inco announced a friendly take-over offer to Falconbridge. If our offer to acquire all of the outstanding common shares of Falconbridge Limited is completed as planned, we will immediately become the world’s largest nickel producer and a leading copper producer with great opportunities for growth in both metals.
     Combining these two great companies will give us greater global reach, more financial muscle and even stronger growth prospects than we had before — in nickel and now in copper as well.
     Our core belief has always been that nickel enjoys the best prospects of any metal. That remains true. But as Scott Hand has always said, “if we could get into other metals that we know well, we would do it under the right circumstances.”
     Copper is a natural adjunct to our nickel business — we believe that they are the two most attractive metals. Coupled with strong assets in aluminum and zinc, this combination creates tremendous opportunity for the future.
You may be wondering...
Inco has been mentioned as a take-over target itself. Is this our way of preventing that?
This acquisition stands on its own merits. The new Inco will be a stronger, larger and more diversified company with outstanding prospects in Canada and around the world. Together, we will have great projects and great properties to meet growing demand in nickel and copper, as well as the financial firepower to bring them on stream. Additionally, Falconbridge brings very good assets in aluminum and zinc. Given the metals prices that we’re seeing, these operations should provide excellent cash flow to Inco.
What happens next? Are the two companies now officially one?
No, not right away. Falconbridge common shareholders will need to tender their shares so that our minimum bid condition of obtaining 2/3 of these shares will be met. Once made, our offer must remain open for Falconbridge shareholders for at least 60 days. We also require regulatory clearances from the authorities in Canada, the U.S. and the European Union.
Who will run the new company?
Scott Hand will be Chairman and CEO of the new Inco and Derek Pannell will be President. An integration team will look at a host of things related to the acquisition, including the new management structure. There are a number of committed and talented people in both organizations to lead the success of the new Inco going forward.
We’re back to keeping
We thank you for your patience as we move forward to get back in touch with you.
     CANADA POST PUBLICATIONS MAIL AGREEMENT NUMBER 40006735

Founded: 1902 as the International Nickel Company
Ranking: World’s second largest nickel producer and major producer of value-added specialty nickel products
Operations: 11,000 employees in 18 countries
Sales: $2.3 billion (six months ended June 30, 2005)
Net income: $528 million (six months ended June 30, 2005)
Market capitalization: $9 billion (as at Sept. 30, 2005)

Founded: 1922 (Noranda), 1928 (Falconbridge)
Ranking: World’s fourth largest nickel producer, eighth largest copper producer and third largest zinc producer. Integrated aluminum and zinc operations.
Operations: 14,500 employees in 18 countries
Sales: $4.1 billion (six months ended June 30, 2005)
Net income: $378 million (six months ended June 30, 2005)
Market capitalization: $10 billion (as at Sept. 30, 2005)
A snapshot of
Operations: 25,500 employees in 28 countries
Ranking: World’s largest producer of nickel, 8th largest producer of copper, third largest producer of zinc, and a leading cobalt producer
Revenues: $6.4 billion (six months ended June 30, 2005)
Production: It is estimated that the new company will produce 735 million pounds of nickel in 2005 and 1,330 million pounds of copper in 2005
(Please note all figures are in U.S. dollars)

The ‘synergy’ factor
Syn·er·gy (definition): Co-operative interaction among groups that creates an enhanced combined effect.
Inco and Falconbridge have said that combining the companies will produce some $350 million annually in synergies. These synergies and cost savings will come from realizing efficiencies in overlapping operations better use of mining and processing facilities in Canada, improving procurement practices, building a common information technology base, incorporating best practices, and capital expenditure savings.
An example of how this synergy can work for us:
Right now, high-copper content ore from Inco’s McCreedy East Mine in Levack travels many miles to Inco’s mill in Sudbury. Nickel ore from Falconbridge’s Thayer-Lindsley Mine in Sudbury travels the same lengthy route in reverse to the Falconbridge mill in Levack. By swapping the mill feeds, we will save on freight costs, reduce feed variability and improve mill recoveries.
Operations and Development Projects
The new Inco will be more geographically diverse with operations, projects and offices in 28 countries and a marketing network that extends to over 40. The new company will become the world’s leading nickel producer, eighth largest copper producer, third largest zinc producer, a leading cobalt producer, and will have 10 per cent of the United States aluminum market. The new company will also possess an enviable portfolio of growth projects and will be a Canadian-based, global mining leader.
Some employees respond to Scott Hand’s announcement:
“Thank you Scott, for keeping me up to speed on this issue. I am proud to be part of the ‘new Inco’ and excited about our future in mining.”
Bill SanCartier,
reconditioner, Creighton Mine, Sudbury
“Awesome deal. Congratulations.”
Dan Labine,
environmental/
decommissioning co-ordinator,
Stobie, Garson and Whistle Mines
“This is indeed exciting news and it’s always nice to be associated with the big players.”
Raymond Rutherford,
superintendent, warehousing,
PT Inco

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Reserved Scholarship Competition for Children of Canadian Employees and Pensioners 2006 Awards
Up to 22 four-year university admission scholarships will be awarded in the 2006 competition. The awards are valued at $12,000 each ($3,000 annually). Up to five $1,500 finalist scholarships may also be awarded.
Eligibility
Children of full-time Canadian employees, pensioners, expatriates from Canadian locations, and of deceased employees are eligible to enter the competition. Candidates must have a strong academic record and be enrolled in a secondary school program of studies required for university admission. Award winners are expected to enter university in 2006.
Selection
An independent committee of high school officials will select award winners on the basis of the complete academic record, SAT scores and information supplied by the applicant. Award winners will be announced in mid-August, 2006.
Application
Application forms will be available from September 6, 2005 at local schools, your place of work, and at:
Office of the Administrator
Inco Limited Scholarship Program
145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
The application deadline is April 20, 2006.
SAT Test Deadline
Applicants must register for and write the scholastic aptitude test administered by the universities and schools across Canada. SAT test material is available at the applicant’s school. The next deadline for SAT registration is December 22, 2005. The test date is January 26, 2006.
Forward-Looking Statements
This communication contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies ; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this communication represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods en ded March 31, 2005 and June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website ( www.sec.gov ). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
in touch wants to hear from you
Inco retirees lead active and exciting lives. At in touch we know because we’ve published your stories. You are volunteers, inventors, world travelers, avid golfers, musicians, photographers, and so the list goes on. In touch wants to continue celebrating your achievements.
     Have you just returned from a dream vacation? Have you just celebrated a huge milestone in your life? Are you the proud relative of a grad who has benefited from the Inco scholarship program? Have you embarked on a second career you’d like other retirees to know about? Ran a marathon lately? We want you to share your stories, your pictures, your memories.
     This publication is more than a notice board about benefits, pension news and developments in the Company. It is what in touch implies, it is your way to share your retirement experiences. For so many years at Inco you had daily contact with colleagues, and ultimately your friends. In retirement that connection is not so immediate but through in touch there is a big opportunity to keep in contact.
     So mail or email us about what you’re doing. It can be as simple as a note or photograph and if you’re so inclined, a full-blown article. We’ll take it from there.
     Drop us an interesting postcard from your next trip. It just might show up in a future issue. We’ll be checking our mailbox.
Benefits and Payroll Contacts
In Ontario, the information number for questions on the Manulife Financial (formerly Maritime Life) health plan is:
1-866-769-5556
Manitoba Blue Cross has a toll-free number for Manitoba residents.
It is 1-800-873-2583.
Manitoba Blue Cross also has a toll-free number for Canadian residents living outside of Manitoba.
It is 1-888-596-1032.
MANITOBA
Kim Champagne
204-778-2595
SUDBURY
Nicole Giles
705-682-7175
TORONTO
Karen Callaghan
416-361-7823
PORT COLBORNE
John Kramer
905-835-6217
PAYROLL
Marissa Holla
Toll-Free: 1-866-456-5022
705-682-5875

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in memoriam — friends we will miss

DIVISION / NAME	AGE	SERVICE

Sudbury
Ammattil, George	70	20
Antonioni, Thomas	73	35
Armitage, Alonzo	93	40
Arseneau, Alexandre	77	33
Augustowski, Jan	89	29
Barry, Leslie	62	37
Bazinet, Raymond	82	31
Beauchamp, Edgar	83	32
Beauchesne, Omer	79	34
Becks, Donald	83	33
Bell, Ronald	70	28
Belter, Raymond	86	31
Bertrand, Palma	73	34
Bertrand, Rheal	75	34
Bertuzzi, Ego	82	40
Bidochka, Stanley	74	35
Bielecki, Bronislaw	88	29
Bissonnette, Cecil	78	41
Boston, Roger	62	30
Brokl, Karel	73	37
Brown, Reginald	89	28
Byrne, James	76	31
Byrne, Timothy	91	37
Caprara, Ermes	84	15
Cardinal, Clifford	68	35
Carlson, J Richard	75	34
Carroll, Luke	63	30
Carvell, George	87	34
Casagrande, Dominico	89	31
Cayer, Aurel	75	20
Cecile, Weldon	77	36
Chaloux, Wilfred	80	38
Chapman, Douglas	78	28
Charron, Robert	87	31
Chartrand, Armand	67	26
Churan, Miroslaw	76	40
Clarke, Robert	74	39
Cole, John	79	37
Cooper, Donald	78	32
Coulson, David	59	32
Courchesne, George	73	35
Cousineau, Edmond	81	40
Cousineau, Jules	74	37
Cresswell, Robert	73	36
Cundari, Romeo	83	41
Cunningham, Denis	75	37
Curry, George	84	28
Darrah, Dale	65	30
Davidson, Orville	74	45
Delaire, Lawrence	88	26
Demonte, Attilio	88	29
Desbiens, Joseph	86	34
Desjardins, Rene	80	15
Dixon, James	60	33
Donoghue, John	81	34
Dube, Lucien	83	31
Duncan, Grant	75	16
Dupuis, Anthyme	77	34
Etlinger, Frank	60	31
Falconer, Frederick	73	30
Foisy, Felix	75	34
Fordy, William G	65	15
Fraser, John	72	40
Fritzemeier, Hans	86	27
Gabrenas, Pranas	87	29
Galipeau, Larry	64	29
Gauthier, Sylvio	77	39
Geddes, Gerald	90	35
Gereghty, Ralph	77	35
Grenier, George	57	31
Grier, Joseph	71	27
Gutjahr, Dale	64	33
Hache, Benoit	62	31
Hallett, Harvey	87	32
Harrison, Honorio	90	26
Harrison, Mykola	79	39
Hawkes, William	64	30
Hayduk, Walter	78	41
Heino, Eino	79	40
Henderson, Keith	88	39
Hilton, Ernest	86	37
Hitchman, Walter E	69	17
Hoop, Kenneth	75	36
Jagiello, Stanislaw	78	36
Jelly, Roger	58	30
Jewitt, William	84	30
Joly, Willie	90	29
Kaminski, Stanislaw	81	33
Kangas, Swantie	85	27
Kankaanpaa, Mauri	59	34
Kappes, Heinrich	78	32
Karklins, Vitolds	84	35
Kennedy, John	71	41
Kolz, Pawel	82	34
Kosher, William	81	37
Kovolchuk, Harry	82	26
Kozoriz, Roman	70	19
Labrosse, Yvon	87	34
Lafreniere, Gerard	71	31
Lalonde, Roger	74	37
Landriault, Orval	80	25
Langevin, Paul	77	35
Laplante, Maurice	87	42
Larcher, Gerald	69	18
Lashbrook, Sterling	72	27
Leblanc, Gerald	72	40
Leblanc, Robert	71	39
Lecompte, Roger	78	41
Leduc, J Exyst	70	23
Levesque, Arthur	69	30
Lidstone, John	88	30
Liutkus, Poivilas	92	27
Macdonald, Gordon	92	39
Macdonald, John	89	27
Mackintosh, Gerald	78	37
Maillet, Normand	78	36
Mainville, Aurele	84	34
Marcotte, Leo	77	32
Martel, Rodolph	81	41
Martin, Cleason	79	34
Mathew, Theobald	84	34
Mayer, John	82	23
Mayer, Ulysse	83	35
McBride, Gerald	88	28
McCormack, Walter	52	31
McCuaig, Dan	105	28
McDavid, William	84	27
McDougall, Donald	72	33
McDougall, Harry	68	23
McGillivray, Alex	89	38
McGuire, Wilbert	75	36
McInall, Richard	92	34
McLean, Clifford	81	29
McLennan, George	82	26
McVey, Blair	53	3
Meawasige, Clifton	57	31
Menard, Delphis	85	40
Miatello, Vittorio	77	35
Millers, Edgars	83	20
Mohns, Lloyd	83	26
Moreau, Charles	91	29
Morris, Vernon	77	44
Morrison, James	86	22
Mullen, Truman	67	35
Muncaster, W Basil	92	38
Murphy, Patrick	73	36
Myronuk, Nicholas	89	24
Neemre, Gunnar	78	34
Norton, John	93	34
Oickle, Floyd	74	32
Ouellette, Marcel	81	33
Owens, Patrick	79	37
Pagnutti, Charles	90	26
Parisotto, Pasquale	73	41
Pasquariello, Michele	82	31
Pauze, Raymond	66	32
Pawluch, Teodor	91	27
Pharand, Gedeon	89	39
Piaskoski, Joe	91	36
Piette, Leonard	72	32
Pilon, Laurier	73	40
Pinette, Walter	85	27
Polehoykie, Marvin	56	30
Preston, William	86	36
Proulx, Fernand	75	31
Purgalis, Edwards	87	29
Putigna, Angelo	76	32
Quesnel, Leopold	77	44
Rafuse, Keith	78	32
Ransom, Raymond	69	35
Raymond, Isadore	81	38
Remillard, Gilbert	71	28
Renaud, Ivan	69	36
Rewega, Fred	83	29
Ripley, Norman	87	41
Rivers, Gerald	94	39
Rochon, Carl	68	17
Rodrigue, Jean	79	39
Rondeau, Maurice	81	37
Roshinka, Sandy	82	39
Ross, Rene	83	35
Ross, William	77	37
Rousseau, Marcel	74	28
Roy, J Lionel	90	37
Roy, Leandre	67	35
Roy, Leo	72	27
Rozborski, Edward	68	36
Russell, George	90	31
Rychlewski, Wiktor	86	30
Sabourin, Jean	73	39
Samagalsky, Wasyl	84	34
Sauve, Denis	91	22
Sauve, Leo	92	36
Seguin, Florian	83	27
Seguin, Roland	82	40
Shane, Kevin	76	37
Shyminsky, Joseph	82	27
Skuro, Nick	87	36
Soltendieck, Hermann	71	32
St Amand, Thomas	91	33
St Onge, Josephat	84	41
Stanzinger, Josef	73	38
Stevenson, Harold	69	31
Syvanen, Mertsi	78	36
Szewciw, Mychajlo	81	36
Szpyt, Walter	77	33
Szymanski, Henryk	78	29
Tessier, Adrien	82	24
Tessier, Rene	79	37
Todd, Earl	84	32
Tubman, Ervine	78	35
Tyers, Cecil	87	32
Udeschini, Adrio	66	29
Vahenomme, Juhan	86	32
Vaillancourt, Kenneth	73	31
Valade, John	74	38
Vallee, Denis	53	15
Vesik, Juri	78	34
Vesterfelt, James	81	28
Wagg, D Bruce	74	34
Wallace, Gerald	88	37
Webster, Thomas	84	38
Wellings, Edmond	88	37
Weloski, John	76	35
Werner, Edward	76	39
Whittal, Victor	80	32
Wickenden, William	87	40
Willis, Edward	84	31
Wills, Walter	73	31
Wilson, Walter	80	36
Wilson, Wilbur	81	40
Wolf, Liana	70	22
Wright, Reginald	68	32
Yallowega, Michail	76	40

Port Colborne
Champis, Joseph	87	28
Charlebois, Joseph	71	20
Ciallella, Carlo	90	26
Climenhage, Robert	64	32
Dagenais, Leo	70	28
Di Matteo, Nunzio	78	36
Dyet, Johnston	72	28
Fehervary, James	76	31
Forte, Antonio	71	13
French, Donald	80	37
Giustini, Faurino	98	20
Haeberle, John	86	14
Hill, John	72	24
Kozma, Louis	78	31
Lange, Egon	79	35
Macdonald, James	81	29
Mathews, Sherman	81	36
Pagliaro, Giuseppe	85	25
Pilkey, Barbara	70	22
Plante, Aurele	81	19
Richardson, Walker	92	44
Rickard, John	90	42
Rudyk, Stanley	76	36
Schwoob, Ivan	66	19
Seca, Angelo	68	16
Toth, Julius	80	35
Young, Ancel	94	34

Toronto
Brokenshire, William	81	25
Eerkes, Thijs	69	33
Paris, Norma	82	12
Walli, Einar	72	37

Manitoba
Buckinger, Edward	74	31
Divirgilio, Antonio	80	18
Gall, Istvan	68	31
Guyan, Bruce	69	26
Lafontaine, John	81	25
Lefebvre, Jean Paul	71	18
Mathews, Rickey	54	30
Monteith, Frank	69	16
Morrison, J. Kenneth	80	23
Thompson, James	65	34
Tomchuk, Walter	66	33

in touch is published three times a year by the	145 King Street West
Human Resources Department of Inco Limited.	Suite 1500, Toronto, Ontario M5H 4B7
Editor: Annie Boulianne,	E-mail address: intouch@inco.com
Human Resources Inco Limited	Fax: (416) 361-7716

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